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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period commencing September 1, 2002 through October 22, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—
KPN acquires UK part of KPNQwest network, dated September 13, 2002;

—
KPN changes top structure, dated September 17, 2002;

—
Vision Networks sells cable activities in Poland, dated September 26, 2002;

—
KPN acquires transatlantic sea cable capacity KPNQwest, dated September 27, 2002;

—
KPN research activities to become part of TNO, dated October 7, 2002; and

—
KPN in exclusive talks with Scarlet, dated October 22, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 24 October 2002	KONINKLIJKE KPN N.V.
	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel

Press release
Date September 13, 2002 Number 060pe

KPN acquires UK part
of KPNQwest network

        KPN has reached agreement with the receiver of KPNQwest in the United Kingdom on the purchase of the UK part of the KPNQwest network. The fibreglass network of approximately 500 km connects London with Paris and Amsterdam.

        KPN took over the Dutch and German part of the KPNQwest Euro rings earlier this summer and is still holding talks about the network in Belgium and about a sea cable link with the United States.

Press release
Date September 17, 2002 Number 061pe

KPN changes top structure

        The KPN Board of Management intends to reduce the number of divisions from three to two. The Fixed Network and Business Solutions divisions will be merged. KPN will then consist of a mobile division and a fixed division. Activities will be clustered according to market segments in the new situation. The Board of Management believes the proposed change will significantly improve KPN's customer focus and responsiveness and by consequence also the revenues and profit potential of the business units of the divisions.

        The merging of divisions will reduce the number of Board of Management portfolios from five to four. The KPN Supervisory Board announced today that Mr Marten Pieters has therefore decided to step down from the Board of Management as of 1st October 2002 and to leave his operational position as Managing Director of the Business Solutions division. At the request of the Supervisory Board, which regrets his decision, Mr Pieters will advise the Board of Management over the coming six months on the sale of non-core assets and he will continue to serve as a supervisory director of some foreign subsidiaries of KPN.

Press release
Date September 26, 2002 Number 062pe

Vision Networks sells cable activities
in Poland

        Vision Networks N.V., the cable TV company under which KPN's cable activities were organised and which gained independence in 1997, today entered into an agreement to sell Vision Networks Polen Holding BV (a wholly-owned subsidiary) to a consortium led by 3TS Venture Partners A.G. and consisting of the Technologieholding Central and Eastern European Fund N.V., Technologieholding Central and Eastern European Parallelfund B.V., Nova Polonia Private Equity Fund LLC, Nederlandse Financierings-maatschappij voor Ontwikkelingslanden N.V. and Innova/98 LLC.

        Vision Networks Polen Holding BV owns Slaska Telewizja Kablowa Sp. z o.o., the second cable TV operator in the Upper Selesian region. The sale is subject to the approval of the Polish competition authorities.

        This transaction marks the completion of KPN's disposal of cable activities. KPN has already sold off its cable interests in the Netherlands, the United Kingdom, France and Germany and is waiting for final approval of the Czech competition authorities to complete the sale of its cable interests in the Czech Republic.

Press release
Date September 27, 2002 Number 064pe

KPN acquires transatlantic sea cable capacity
KPNQwest

        KPN has reached agreement with the owners on the purchase of the capacity KPNQwest possessed on the sea cable link TAT 14.

        KPNQwest owned almost 8%, representing a current capacity of 50 Gigabit, of this cable that inter alia, connects the Netherlands and the United Kingdom with the USA.

        KPN took over the Dutch, German and UK part of the KPNQwest Euro rings earlier this summer and is still holding talks about the network in Belgium.

Press Release
Date 7 October 2002 Number 066pe

KPN research activities to become part of TNO

        Today KPN and TNO (the Netherlands Organisation for Applied Scientific Research) announced their intention to transfer KPN Valley B.V. of which KPN Research, the former in-house R&D division of KPN is now part, to TNO.

        KPN Valley B.V. will form the core of a new Telecommunications Institute, which will incorporate existing TNO divisions that specialise in ICT and telecommunications. The aim of the new institute is to reinforce the ICT knowledge infrastructure in the public and private sectors. The move to TNO will have no negative staffing consequences for KPN Valley. The planned transaction date is 1 January 2003.

KPN Valley B.V.—background information

        KPN Valley B.V., a wholly-owned subsidiary of KPN NV, is an ICT/telecommunications innovations company.

        For more than fifty years, KPN Valley has functioned as a centre of telecommunications innovations for the various divisions of KPN NV. The company also operates in the external market. KPN Valley combines commercial expertise with technical expertise in the field of fixed and mobile telecommunications, as well as data and Internet solutions. KPN Valley is based in Leidschendam and Groningen (NL), and has 350 employees.

TNO—background information

        TNO is a leading independent contract research organisation (CRO) that is committed to using its knowledge and expertise to make a substantial contribution to the competitive power of companies and organisations, to the economy and to the quality of society. TNO maintains its unique position thanks to its versatility and its capacity for knowledge integration. The acquisition of KPN Valley by TNO should be viewed in the context of TNO's strategic plan for the period 2003–2006, within which the organisation aims to achieve strong growth in the area of ICT and ICT infrastructures.

        TNO employs 5,000 professional researchers and focuses on the following core business areas: Liveability; Defence & Public Safety; Advanced Products, Processes & Systems; Sustainable Spatial & Environmental Planning and ICT & Services.

Press release
Date 22 October 2002 Number 068pe

KPN in exclusive talks with Scarlet

        Royal KPN N.V. is engaged in exclusive talks with telecom provider Scarlet about the possible takeover of KPN's Belgian Data/IP activities, which are incorporated in KPN Belgium. Approximately 200 people are employed at KPN Belgium. The possible acquisition of Planet Internet Belgium by Scarlet is also being discussed.

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SIGNATURES
KPN acquires UK part of KPNQwest network
KPN changes top structure
Vision Networks sells cable activities in Poland
KPN acquires transatlantic sea cable capacity KPNQwest
KPN research activities to become part of TNO
KPN in exclusive talks with Scarlet